SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                           WORLDWIDE FILM FUNDING, INC.
                 (Name of Small Business Issuer in its Charter)


                        FLORIDA                          20-0091660
            (State or other jurisdiction of          (I.R.S. Employer
             incorporation or organization)           Identification No.)

                 433 PLAZA REAL, SUITE 275
                    BOCA RATON, FLORIDA                          33432
          (Address of principal executive offices)          (Zip Code)

                   ISSUER'S TELEPHONE NUMBER:  (561)962-4122


SECURITIES  REGISTERED  PURSUANT  TO  SECTION  12(B)  OF  THE  ACT:

           TITLE OF EACH CLASS          NAME OF EACH EXCHANGE ON WHICH
            TO BE REGISTERED            EACH CLASS IS TO BE REGISTERED

                   None                            None


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                              15,900,000 SHARES OF
                          COMMON STOCK, PAR VALUE $.001
                                (Title of class)
                          10 SHARES OF PREFERRED STOCK

                           WORLDIDE FILM FUNDING, INC.
                                TABLE OF CONTENTS
                                   FORM 10-SB


Item  1.      Description  of  Business                                        3

Item  2.      Management Discussion and Analysis                              12

Item  3.      Description of Property                                         14

Item  4.      Security  Ownership  of  Certain  Beneficial Owners and
              Management                                                      14

Item  5.      Directors, Executive Officers, Promoters and Control Persons    14

Item  6.      Executive Compensation                                          15

Item  7.      Certain Relationships and Related Transactions                  17

Item  8.      Legal Proceedings                                               17

Item  9.      Market Price of and Dividends on the Registrant's Common
              Equity and Other Shareholder Matters                            17

Item 10.      Legal Proceedings                                               17

Item 11.      Description of Securities                                       17

Item 12.      Recent Sales of Unregistered Securities                         18

Item 13.      Financial Statements and Supplementary Data                     18

Item 14.      Changes and Disagreements                                       18

Item 15.      Exhibits                                                        19

         This Registration Statement on Form 10-SB includes forward-looking statements within the meaning of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company set forth under the heading "Management Discussion and Analysis." Forward-looking statements also include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider" or similar expressions are used.

     Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and shareholder values may differ materially from those expressed in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements.

ITEM 1. DESCRIPTION OF BUSINESS

         WORLDWIDE FILM FUNDING, INC. is a Florida corporation, formed in July, 2003 for the purpose of providing funding for artistic productions related to the motion picture industry with a primary focus on the independent film industry.

         Concurrent with the forming of the Registrant, the Registrant merged with WORLDIDE FILM FUNDING PARTNERS, LLC with the surviving entity being WORLDWIDE FILM FUNDING, INC.("the Fund"). From the date of our incorporation through the present, our business activities were limited to organizational matters, recruiting members of our management team, and contractual negotiations with various entities/individuals. We have secured various levels of negotiation and contractual rights with regards to a number of film projects discussed hereafter.

         Our management determined that being a publicly traded company would allow us to raise necessary capital and would give us additional credibility and leverage in negotiations with various entities/individuals.

Principal  Products  and  Markets
---------------------------------

         The Fund's business concept is to develop multiple motion pictures by maximizing the sales of its foreign and domestic distribution rights prior to the funding of any motion picture transaction. The Fund believes this goal can be accomplished via focusing on the development of multiple motion pictures as an independent production company which is not affiliated with any major nationally recognized film studio provided that attractive projects are placed under contract. The Fund will not simply focus on the creation of only one project and therefore the risk in the business is intended to be spread out over many projects.

         The typical film deal (which the Fund specifically will not do) is undertaken by a corporation being formed for the sole purpose of funding a single movie deal. There are extraordinary risks involved in placing all of a company's capital in a single transaction. Since the majority of major budget films presently made do not yield a positive return, the Fund has determined to invest its money in artistic films with budgets below ten million dollars. It is believed that consistent returns of in excess of thirty percent of the cash investment in each individual film can be achieved via the Fund pre-selling certain proprietary rights it acquires to foreign film distributors which hence reduce the Fund's monetary exposure to any single transaction.

         The Fund believes it can spread the typical risk found in the film industry by having many project investments, due to its intention of selling the foreign and domestic rights to each film prior to producing said projects. The Fund also presently intends on reducing its risk by not investing more than twenty percent of its capital in any particular film project.

         The Fund is anticipated to be composed of four separate and distinct divisions. The divisions are:

         Development Division of Productions of Nationally Recognized Entertainers, also known as Entertainer Development Division. In this division the Fund will focus on undertaking projects with recognized individuals or entities in the film industry which is believed will assist in the pre-sale of distribution rights.

         Distribution Development Division. This division shall focus on undertaking the distribution of projects that have already been created by other film companies.

         Long Term Projects Division. This division shall focus on the creation of films from inception either by the creation or purchase of original screen plays or the joint venturing of projects with other film industry companies and focus on projects that are anticipated to take greater than three years to develop.

         Single Projects Division. This division will focus on the creation of single films from original screen plays or existing screen plays, including the joint venturing of projects with other film industry companies and all are anticipated to be completed in less than three years.

CURRENT PROJECTS

         The registrant has a first look option to provide funding for the production of Wyland's World.

                                 WYLAND'S WORLD

         Wyland's World will be a fascinating new half-hour family series showcasing the vast underwater world through a combination of live action-adventure, animation and the recognizable art of world-renowned marine life artist, Wyland.

         Each episode will feature one of the artist's works as a platform to explore a particular species or incredible location. Wyland will be joined on the adventures by a regular cast of two kids-one boy and one girl-ages 13-15 and celebrity guests such as Pierce Bronsan, Jeff Bridges and David Hasselhoff.

         Each episode will begin with Wyland creating his imaginative works of art by painting or sculpting in his studio. Wyland will then introduce the painting and its subject animal(s), and share the story of where his inspiration for the artwork came from. Here, the painting or sculpture will magically spring to life through computer-generated animation merging seamlessly with actual footage of the ocean animal in its environment. Underwater images and voiceover will provide an overview of the contact animal.

         The stage is now set to join Wyland and his friends on a real life voyage to locate the undersea creatures. Traveling to some of the world's most exotic locations, Wyland, his young co-hosts, celebrities and our viewers will be immersed in exotic cultures, environments and experiences along the way. In some episodes the regular cast will be joined by indigenous children-local guides who will help them reach their destination or find a local sea animal.

         The final encounter with the focus animal is the episode's awaited highlight. For the audience, this is a chance to join their new friends in sharing a unique and incredible underwater experience. Viewers will be left with a real sense of wonder for these gentle creatures and their deep-sea universe.

         To close each episode, computer-generated animation is used to return to the painting or sculpture that Wyland has created.

         Wyland brushes on the last strokes and wishes us all a fond farewell until our next amazing underwater adventure together.

                               WYLAND'S BIOGRAPHY

         The work of celebrated painter, sculptor, writer, underwater photographer and muralist, Wyland, is now seen by an estimated one billion people throughout the world every year. Since 1981, he has painted more than 86 monumental marine life murals, including "Planet Ocean," which was named the largest mural in the world in 1992 by the Guinness Book of World Records. He is also founder of the Wyland Foundation, a nonprofit organization dedicated to the preservation of the world's oceans.

         Wyland is committed to bridging the worlds of marine science and art-a philosophy hailed by world-renowned ocean scientists such as Dr. Robert Ballard, Dr. Sylvia A. Earle and Dr. Roger Payne. He firmly believes that "if people see the beauty in nature, they will work to preserve it before it's too late."

         In 1998, the United Nations proclaimed Wyland the official artist for the "International Year of the Ocean" and issued a commemorative stamp in his honor. Today his art is found in museums, galleries, public walls and in many public and private collections throughout the world.

         The Registrant owns the following scripts which have been registered with the Writers Guild and for which application has been made for Intellectual Property Rights with the Library of Congress.

         Jackpot is the story of a teenage boy named Richie who forgets to play the lotto numbers of his estranged father when the numbers hit. The story becomes suspenseful when Richie hatches up a scheme with the neighborhood gangster to make it up to his father.

         The Market Makers is like Wall Street meets The Firm. A young man discovers that there is something and someone really behind the firm he works for and tries to uncover the truth. On his way he discovers things he never wanted to know or should know. Like who really controls the world's market.

DISCUSSION OF THE INDEPENDENT FILM INDUSTRY

         Films are deemed to be independently produced when their production is undertaken by a company that is devoid of exclusive production lots and facilities. The number of films presently produced throughout the world which are independent greatly exceeds the number of films produced by the major Hollywood studios. The Fund believes it can be successful because it hopes to produce its films with a large portion of the production costs already paid for and with a distribution model already in place.

         Although Hollywood studios are credited for making some of the largest grossing films in history, the gross numbers do not tell the story as to the true profitability and financial returns anticipated from such major motion pictures.

         The films listed below point to the creative, audience, and marketing qualities that the Fund will seek in the pictures they develop. These films have been created with the same techniques that the Fund hopes to employ. The financial results also show the potentials available for this genre of film making. In fact, the films that the Fund intends on producing are not anticipated to exceed ten million dollars in production costs for any single project and the majority of said pictures will even be substantially lower in cost. However, management reserves the right to alter this funding limitation in the event management secures the rights to a project in which management believes funding in excess of ten million dollars would be reasonable in light of the potential profits that could be generated.

         Listed below is an example of the approximate financial costs and returns experienced by The Shooting Gallery, which was a private company previously involved in the film industry.


TITLE               YEAR       COST      GROSS RETURN     RETURN
------------------------------------------------------------------
Laws of Gravity     1991   $    40,000   $   400,000        1000%

Hand Gun            1992   $    30,000   $   300,000        1000%

Comfortably Known   1993   $   900,000   $   400,000       -55.5%

Sling Blade         1993   $ 1,000,000   $10,000,000        1000%

Ill Town            1994   $ 1,800,000   $ 1,800,000           0%

Henry Fool          1995   $ 1,500,000   $ 3,000,000         100%

Niagara Niagara     1996   $ 1,300,000   $ 1,300,000           0%

Once In a Life      1997   $ 3,300,000   $ 2,800,000       -15.1%

24 Hour Woman       1998   $ 2,400,000   $ 1,400,000       -41.6%

You Can Count
On Me               1999   $ 1,800,000   $ 5,400,000         300%

Minus Man           2000   $ 1,800,000   $ 1,800,000           0%

-------------------------------------------------------------------
Totals          11 Films   $15,870,000   $28,600,000         180%

         Although the above table is based on approximations, the point of the data is to show that the low budget film business can be an incredibly profitable endeavor if properly managed by experienced persons with a prior knowledge and record.

         Listed below are examples of scripts which have been sold pre-production and post-production which have been compiled by Howard Meibach and have been listed in the Spec Screenplay Sales Directory 2003. The examples are for illustrative purposes only and not meant to be indications of any similar projects/scripts which may be purchased by the Fund.

BLACK FLAG. DATE LOGGED: 09/21/2001 PURCHASE PRICE: High-six figures/low-seven
GENRE: Action/Adventure SCREENWRITER: Scheuring, Paul/Gudegast, Christian
AGENCY: Endeavor BUYER: Wychwood Prods./Warner Bros. PRODUCER: West, Simon/Polhemus, Jib LOGLINE: Set in the Indian Ocean in the 17th century, the epic story centers on a former British Royal Navy officer who becomes unjustly marooned officer becomes a private. ADDITIONAL INFO: Simon West will direct. Writers will also serve as exec. producers. They brought project to Wychwood as a pitch then developed it with them into a spec script before it was brought to Warner Bros. Deal also includes a commitment for a second pic, for which writers will be paid an additional high-six against low-seven-figure sum.

COLONY, THE. DATE LOGGED: 07/10/1995 purchase price: $1 mil/$1.5 mil GENRE:
Thriller SCREENWRITER: Jakoby, Don/Rodgers, Daivid LOGLINE: Setting is an island off the coast of Greece that serves as a safe haven for C.I.A. Agents whose cover is blown. A man has to escape the island in order to seek revenge on his arch enemy.

HALFBACK. DATE LOGGED: 04/12/1995 PURCHASE PRICE: $400K/$600K GENRE: Political thriller SCREENWRITER: Tipton, Eric/Gelbart, Sasha AGENT: Shulman, Adam AGENCY:
APA BUYER: TriStar/Adelson Ent. PRODUCER: Wedaa, Jim/Adelson, Gary LOGLINE:
American photojournalist in Russia uncovers a plot to restore the Soviet Union and bring back the cold war.

LONG SHOT. DATE LOGGED: 09/01/1999 PURCHASE PRICE: Mid-six figures/high-six figures GENRE: Biography SCREENWRITER: Hill, Rick BUYER: Victor & Grais Prods.
PRODUCER: Victor, Mark/Grais, Michael LOGLINE: Story is about a major league baseball player, Jim Eisenreich who battled Tourette's Syndrome.

         In order to understand the types of costs involved in a typical motion picture that is independently produced with some recognizable actors, set forth below is a hypothetical example of a reasonable budget for a low cost independent film. The example below is not a guaranteed projection of the costs that will be involved in a particular film in which the Fund is involved, but rather it typifies the kinds of costs that can be encountered for a single picture project. The below delineation of "Production and Associated Costs" gives the investor a general idea of the standard costs which must be paid in cash prior to any distributions from an individual film project.

                                   THE PROJECT

                    ESTIMATED PRODUCTION AND ASSOCIATED COSTS

Budget                                             $3,434,000            100.00%

ABOVE THE LINE COSTS
Story Rights                                          100,000              2.91
Producers                                             160,000              4.66
Director                                              125,000              3.64
Principal Cast                                        750,000             21.84
Travel and Living                                     114,000              3.32
TOTAL ABOVE THE LINE COSTS                         $1,249,000             36.37%

PRODUCTION COSTS
Extras                                             $   25,000               .73%
Production Staff                                       41,000              1.19
Art Department                                         22,000               .64
Set Construction                                       97,000              2.82
Grip/Set Operations                                    45,000              1.31
Camera                                                138,000              4.02
Production Sound                                       42,000              1.22
Electrical/Set Lighting                                70,000              2.04
Set Dressing/Props                                     96,000              2.80
Wardrobe                                               84,000              2.45
Make-up/Hair                                           42,000              1.22
Special Effects                                       144,000              4.19
Production Raw Stock                                  138,000              4.02
Transportation                                        120,000              3.49
Location and Office Expense                           138,000              4.02
TOAL PRODUCTION COSTS                              $1,242,000             36.17%

POST PRODUCTION COSTS
Picture Editorial                                  $  202,000              5.88%
Post Production Sound                                 180,000              5.24
Post Production Film/Lab                               84,000              2.45
Music                                                  68,000              1.98
Titles/Dissolves/Wipes                                 30,000               .87
TOTAL PRODUCTION COSTS                             $  564,000             16.42%

OTHER
Miscellaneous Charges                               $ 48,000               1.40%
Insurance/Bond                                       160,000               4.66
Publicity Stills                                      36,000               1.05
Legal                                                100,000               2.92
Contingency                                           35,000               1.01
TOTAL OTHER                                         $379,000              11.04%

CRITICAL STAGES IN THE PRODUCTION PROCESS

Development Production

         The Fund anticipates reviewing multiple projects presented to it via its four separate divisions. Once the Creative Committee has agreed upon a project, a prospective budget will be prepared and a separate operating entity will be formed to own the rights on said project. The operating entity will be one hundred percent owned by the Fund. The Creative Committee will then present the project to the Fund for final approval and upon final approval, the Fund will begin financing the particular project. Thereafter, a draft of a screen play will be prepared or purchased, depending on the project. After a "shooting" draft of the screenplay is completed, scheduling and specific line item budgeting for the project begins. This process entails a conventional bill-of-materials breakdown of the script indicating all locations, wardrobes, performing and production talent and the number of days these are required, days of filming, and post production, quantities of film and all other aspects of the film's production. This budget determines each picture's financing dimension and allows a final profit analysis of each picture. This information drives the distribution plan, pre-sales and production funding for each picture.

Picture Marketing and Production Financing

         The average motion picture derives half of its revenues from outside the United States. Pictures establish their value in the U.S. through their theatrical release. However, the domestic theatrical revenues to the producer are dwarfed by the other major income areas. For instance, gross income from U.S. videocassette distribution is currently estimated at three times greater than U.S. theatrical film rental.

         The development directors will align the theatrical release of each picture with the release schedules of each picture's respective studio, and will design a distribution release schedule for each picture triggered to its theatrical release. Each picture is evaluated in relation to its projected liquidation value from all rights areas, in all markets, foreign and domestic. Throughout each picture's development their distribution schedules and valuations are adjusted to conform to their increasingly apparent worth. Eventually, this analysis will be used to determine each picture's pre-sale plan. Following this, meetings are taken with the now well exercised potential licenses and pre-sales are negotiated and obtained. In addition, the Fund believes it can leverage its distribution by having the availability of The Movement to use as another venue for distribution and an additional source of revenue.

After Sales Activity

         Each picture is then produced and distributed according to the plan set forth by the development directors. The Fund manages and, where appropriate, audits the continuing distribution, rights-sales and accounting of each picture.

FURTHER INDUSTRY OVERVIEW

         The independent film market has seen tremendous growth in recent years. Films such as "Pulp Fiction" and "Fargo" were hugely successful, and made outside traditional financing sources. As demand for small budget films has increased, so has the return on the investor's dollar. In the independent film world, the investors, not the studios, own the film. While budgets for these independent films generally range between $250,000 to $10 million, box office totals for some independent films can reach in the hundreds of millions of dollars.

         Below is a list of the top independent films over the past years:

                  Title                         Box Office Totals
                  -----                         -----------------

         Pulp Fiction                             $412,332,324
         My Big Fat Greek Wedding                  230,000,000
         Scream                                    144,600,000
         Blair Witch Project                       140,000,000
         Michael                                    95,318,203
         The English Patient                        76,926,422
         Set It Off                                 36,016,370
         Shine                                      35,016,370
         Rumble in the Bronx                        32,392,047
         The Island of Dr. Moreau                   27,663,982
         Sling Blade                                26,000,000
         From Dusk Till Dawn                        25,753,840
         Fargo                                      24,469,856
         Trainspotting                              16,491,080

         Source: Film Source Division of Entertainment Data, Inc.

         The above results are unlikely to be indicative of the operation of the Fund and are set forth for informational purposes to show the substantial money that can be made from independent films. The Fund's goal is to produce lower budget films that have a greater likelihood of returning a positive investment on a project.

         There is no guarantee that the Fund will succeed in achieving its stated objectives or that investors will receive any return on their investment. The Fund cannot guarantee that its films will generate the same amount of box office proceeds as previous independent films. Investors should carefully consider the risk factors mentioned below.

Risks of the Motion Picture Business

         The film industry is complicated and highly competitive. Investors should understand that: (1) negotiating with directors and actors is a complicated process and (2) pre-selling each film's rights, qualifying for production completion bonds, and banking motion picture licenses and contracts are sophisticated processes that are highly reliant on the relationships and expertise of the Fund. Investors should also consider: (1) the appeal and profitability of a film is subject to numerous outside influences, such as subjective acceptance by audiences and critics, that make profitability hard to predict, (2) only a small percentage of films generate a profit, (3) there is a high risk that the films will not generate sufficient profit to generate a return on the investment, and (4) there is a risk that significant costs may be incurred without ever achieving a distribution deal for the film.

Success Dependent

         The Fund's success is substantially dependent on the retaining and development of directors and independent motion picture talent. The loss of the services of this independent talent would adversely affect the Fund's capacity to fulfill its operations and projections.

Projected Revenue

         There is no guarantee can be made that the Fund's completed films will produce any revenues or profits.

New Operation

         The Fund is a new business, has no operating history and is subject to all of the risks inherent in a new business enterprise.

Accuracy of Assumptions and Projections

         This Registration Statement contains certain estimates and projections of the Fund with respect to its anticipated future performance. Such estimates and projections reflect various assumptions of the Fund that may or may not prove to be correct, and no assurance can be given the Fund will succeed in obtaining its projected results.

Dependence on Global Markets and their Media

         The success of the Fund in achieving its objectives is largely reliant on the current U.S. and foreign territories and their entertainment media (primarily theatrical, video/DVD, premium cable television, and network television) to at least sustain their current value for the Fund's projected pictures. There is no guarantee that these territories or their respective media will sustain their current earnings profile for such pictures.

Future Capital Needs / Possible Need For Additional Capital

         The promotion of the Company's business may require substantial capital. The Company has no commitments to obtain such capital at this time and there can be no assurance that such capital will be available when needed or, if available, that the terms for obtaining such funds will be favorable to the Company. The inability of the Company to raise such funds may delay or prevent the Company from expanding.

Government Approvals and Regulation
-----------------------------------

     The Company will be subject to applicable provisions of federal and state securities laws and to regulations specifically governing trading in securities markets. The operations of the Company will also be subject to regulations normally incident to business operations (e.g. occupational safety and health acts, workmen's compensation statutes, unemployment insurance legislation and income tax and social security related regulations). The Company will make every effort to comply with applicable regulations however, it can provide no assurance of its ability to do so, nor can it predict the effect of these regulations on its proposed.

Employees
---------

     We do not currently have any employees but anticipate hiring employees in the near future on an as-needed basis. Currently and in the future, our officers or directors expect to be engaged in other business enterprises that may directly compete with the business of the Fund or do business with the Fund. In such case, officers or directors will owe fiduciary duty and legal responsibilities to these other organizations in addition to The Fund. There may also be conflicting demands on the time and efforts of officers and directors.

         The success of the Company is greatly dependent on the efforts and abilities of its persons who will be making investment decisions. If the Company were to lose the services of the aforementioned before a qualified replacement could be obtained, its business could be materially and adversely affected. The Company intends to enter into employment agreements or consultant agreements with the aforementioned and other key management personnel to attempt to ensure continued management. The ability of the Company to attract and retain qualified operational and management Personnel is critical to the operations of the Company.

ITEM 2. FINANCIAL INFORMATION- MANAGEMENT DISCUSSION AND ANALYSIS

QUALIFIED REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

         Our independent accountant has included a going concern qualification in his report. He states that the audited financial statements of WORLDWIDE FILM FUNDING, INC. from inception until August 15, 2003, have been prepared assuming the company will continue as a going concern. He notes that our lack of established sources of revenue raises substantial doubt about our ability to continue in business.

CRITICAL  ACCOUNTING  ISSUES

         Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by our management's applications of accounting policies. The critical accounting policy for us is the capitalization and amortization of development (translation) costs.

PERIOD ENDED AUGUST 15, 2003

Results  of  Operations

         We intend to pursue our business plan and meet our reporting requirements utilizing cash made available from the private sale of our securities as well as income from the sale movie rights prior to production and/or from the sales of movie scripts. Our management is aggressively pursuing relationships and markets for the distribution of films and is of the opinion that cash flow from the sales of our securities will be sufficient to pay our expenses until our business operations create positive cash flow. We do not currently have sufficient capital to continue operations for the next twelve months and will have to raise additional capital to meet our business objectives as well as our 1934 Act reporting requirements.

         On a long-term basis, our liquidity is dependent on revenue generation, additional infusions of capital and potential debt financing. Our management believes that additional capital and debt financing in the short term will allow us to pursue our business plan and thereafter result in revenue and greater liquidity in the long term. However, we currently have no arrangements for such financing and there can be no assurance that we will be able to obtain the needed additional equity or debt financing in the future.

Revenues

         From inception until the period ending August 15, 2003 the Registrant had $0.00 in Revenues

Expenses

         From inception until the period ending August 15, 2003, the Registrant incurred $108,153.00 in expenses.

Net  Losses

         From inception until the period ending August 15, 2003 the Registrant had net losses of $108,153.00. To the extent losses continue and we are unable to fund them, we may have to curtail aspects of our operation or cease operations altogether.

Liquidity and Capital Resources

     The Registrant, as of the period ending August 15, 2003, had total assets of $7,252.00 including $2,843.00 in cash and $4,409.00 in security deposits.

ITEM 3. DESCRIPTION OF PROPERTY

         We lease approximately 500 square feet of office space, at 433 Plaza Real, Suite 275, Boca Raton, Florida 33432.

         We believe that our existing office space is sufficient to meet our needs for the foreseeable future. In the event we need additional office space, we anticipate being able to obtain it at our current location from our current lessor, or from third parties at market rates as necessary.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of August 15, 2003, certain information with respect to the Company's equity securities owned of record or beneficially by (i) the Officers and Directors of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

                Name and Address of                 Amount and Nature of   Percent of
Title of Class  Beneficial Owner                    Beneficial Ownership      Class
--------------  ----------------------------------  ---------------------  -----------

Common           Adam Smith                           7,066,666 shares        35.2%
Stock            223 NW 121st Terrace/St
                 Coral Springs, FL 33071

Common           Curtis Bernsely                      1,626,000 shares         8.1%
Stock            5000 N. Ocean Blvd., Apt 1101
                 Ft. Lauderdale, FL  33308

Common           Gary Gordon
Stock            433 Plaza Real, Suite 275
                 Boca Raton, FL  33432                7,033,334 shares        35.2%

                 All Officers and Directors
                 and persons owning beneficially
                 more than 5%(3 persons)             -----------------        -----
                                                     15,726,000 shares        78.5%


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth the name and age of the current directors and executive officers of the Company, the principal office and position with the Company held by each and the date each became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.


Name                      Age  Position(s)
------------------------  ---  -------------------------------------------------
Gary Gordon               38   Chairman of the Board, President (2003)

Adam Smith                25   Vice President (2003)


         GARY J. GORDON has over 16 years experience in the Investment Brokerage, Investment Banking, Investor Relations, and Business Consulting industries. Mr. Gordon began his career as an Investment Broker managing debt and equity investments for individuals and institutions and subsequently left the brokerage industry to pursue his consulting business. In 1996 Mr. Gordon founded Equis Capital Corp., an Investment Banking consulting company specializing in all aspects of debt and equity funding for public and private companies as well as directing private companies through the public offering process. Mr. Gordon is currently President of Equis Capital Corp. as well as managing Director of Blue Capital Partners, LLC in Deerfield Beach, FL. Mr. Gordon earned a B.S. in Finance from Northern Illinois University and also holds NASD Series 7, 63, 24 and 55 licenses.


         ADAM SMITH has a Bachelor of Science in Business Administration and a minor in Marketing from Florida Atlantic University. Mr. Smith has been involved in numerous start-up internet ventures and has been actively involved in raising capital for new companies for numerous years. His comprehensive expertise in market research, demographics and media has helped numerous clients such as:
Skechers, Godiva, IBM and many others. Having consulted many firms, Mr. Smith has formed many strategic partnerships and has been active in the development of many successful campaigns.

ITEM 6. EXECUTIVE COMPENSATION

Executive  Officers  and  Directors
-----------------------------------

         None of our executive officers and directors is subject to a written employment agreement, and we have not paid any cash compensation to any of our executive officers or directors for services rendered to us and no compensation is accruing. We anticipate changing the compensation to meet industry standards once the company's finances can reasonably afford such expenses.

         A director who is an employee does not receive any cash compensation as a director. There is no plan in place for compensation of persons who are directors who are not employees of the Company.

Summary Compensation Table
--------------------------

         The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.


                                ANNUAL COMPENSATION(CASH)                LONG TERM COMPENSATION
                          ---------------------------------  ----------------------------------------------
                                                                      AWARDS                 PAYOUTS
                          ---------------------------------  -----------------------  ---------------------
                                                             RESTRICTED   SECURITIES
                                               OTHER ANNUAL    STOCK      UNDERLYING    LTIP      ALL OTHER
NAME AND                        SALARY  BONUS  COMPENSATION    AWARDS    OPTIONS SARS  PAYOUTS  COMPENSATION
PRINCIPAL POSITION        YEAR   ($)     ($)       ($)                       (#)       (cash $)    (cash $)



Gary Gordon               2003   -0-     -0-       -0-       7,033,034      -0-          -0-        -0-
Chairman/CEO                                                 shares

Adam Smith                2003   -0-     -0-       -0-       7,066,666      -0-          -0-        -0-
Vice President and                                           shares
Member of the Board



                                         OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                 (INDIVIDUAL GRANTS)

                                                                 PERCENT OF TOTAL
                                        NUMBER OF SECURITIES       OPTIONS/SARS
                                             UNDERLYING              GRANTED           EXERCISE OR BASE
                                        OPTIONS/SARS GRANTED   TO EMPLOYEES IN FISCAL      PRICE
NAME                                           (#)                     YEAR                ($/SH)         EXPIRATION DATE

Gary Gordon                                    -0-                      N/A                 N/A
Adam Smith                                     -0-                      N/A                 N/A                 N/A


                                      AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR
                                                 AND FY-END OPTION/SAR VALUES
                                                                                                   VALUE OF UNEXERCISED
                                                                       NUMBER OF UNEXERCISED           IN-THE-MONEY
                                         SHARES                        SECURITIES UNDERLYING            OPTION/SARS
                                       ACQUIRED ON                     OPTIONS/SARS AT FY-END            AT FY-END
                                         EXERCISE    VALUE REALIZED              (#)                        ($)
NAME                                       (#)            ($)         EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE

Gary Gordon                                -0-            N/A                    N/A                        N/A
Adam Smith                                 -0-            N/A                    N/A                        N/A


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         None

ITEM 8. LEGAL PROCEEDINGS

         We are not a party to or otherwise involved in any legal proceedings.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Our common stock has not been traded on any public market.

         As of August 15, 2003, there were 281 holders of record of the common stock.

         The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to a few exceptions that we do not meet. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

         In July, 2003, the Registrant's sold 1,626,000 shares of common stock to Curtis Bernsely in consideration for $10,000.00 to partially fund this enterprise.

ITEM 11. DESCRIPTION OF SECURITIES TO BE REGISTERED

         Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001. As of August 15, 2003, there are 20,000,000 shares of our common stock issued and outstanding.

         COMMON STOCK. Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors from funds legally available therefore. Cash dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

         PREFERRED STOCK. We have authorized ten shares of preferred stock which is convertible into common stock. Each share of preferred is convertible into two million shares of common and may be fractionally issued. The Preferred are issued at the discretion of the President and as of the date of this registration statement, none have been issued.


         DIVIDEND POLICY. We have never declared or paid a cash dividend on our capital stock. We do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared in the future will be at the discretion of our Board of Directors and subject to any restrictions that may be imposed by our lenders.

         TRANSFER AGENT. The transfer agent for our common stock is Florida Atlantic Stock Transfer, 7130 Nob Hill Road, Tamarac, Florida 33321. Telephone Number (954) 726-4954.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Articles of Incorporation provides that officers and director shall have no personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as an officer or director. This provision does not eliminate or limit the liability of an officer or director for acts or omissions that involve intentional misconduct, fraud, or a knowing violation of law or the payment of distributions in violation of Florida Law.

         Our bylaws do not further address indemnification.

         Insofar as indemnification for liabilities arising under the Securities Act of 1934 (the "Act"), indemnification may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         The following financial statements are provided herein:

         Balance Sheet
         Statement of Operations
         Statement of Changes in Stockholders' Equity
         Statement of Cash Flows
         Notes to Financial Statements

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         There have been no disagreements with our accountants that are required to be disclosed pursuant to Item 304 of Regulation S-B.

ITEM 15. EXHIBITS

NUMBER              EXHIBIT

23.1                Consent of Auditor Michaelson & Co., P.A.

31.1 Certification Pursuant to Rule 13A-14 and 15D-14 of The Securities Exchange Act of 1934, as Adopted Pursuant To
                    Section 302 of the Sarbanes-0xley Act of 2002

31.2 Certification Pursuant to Rule 13A-14 and 15D-14 of The Securities Exchange Act of 1934, as Adopted Pursuant To
                    Section 302 of the Sarbanes-0xley Act of 2002

32.3 Certification Pursuant to 18 U.s.c. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:   September 16, 2003                      WORLDWIDE FILM FUNDING, INC.


                                                 /s/ Gary Gordon
                                                 ------------------------------
                                                 By:   Gary Gordon
                                                 Its:  President

                          WORLDWIDE FILM FUNDING, INC.


                              FINANCIAL STATEMENTS


                                 AUGUST 15, 2003

                                TABLE OF CONTENTS
                                -----------------


                                                                         PAGE

INDEPENDENT  AUDITORS REPORT                                              F-2

BALANCE  SHEET                                                            F-3

STATEMENT  OF  OPERATIONS                                                 F-4

STATEMENT  OF  CHANGES IN STOCKHOLDERS'  EQUITY                           F-5

STATEMENT  OF  CASH  FLOWS                        .                       F-6

NOTES  TO  FINANCIAL  STATEMENTS      .                                 F-7-11

                          Independent Auditors' Report



To the Board of Directors and Stockholders,
    Worldwide Film Funding, Inc.
Boca Raton, Florida

We have audited the accompanying balance sheet of Worldwide Film Funding, Inc. (a Florida corporation and a development stage company) as of August 15, 2003 and the related statements of operations, changes in stockholders' equity, and cash flows for the period from inception, July 24, 2003, through August 15, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Worldwide Film Funding, Inc. as of August 15, 2003, and the results of its operations and its cash flows for the period from inception, July 24, 2003, through August 15, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 of the financial statements, the Company lacks established sources of revenue and is completely reliant on the motion picture film industry. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Michaelson & Co., P.A.

August 27, 2003

                          WORLDWIDE FILM FUNDING, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                 AUGUST 15, 2003
                       (See Independent Auditors' Report)

                                     ASSETS

CURRENT ASSETS:
  Cash                                                                $   2,843
  Security Deposits                                                       4,409
                                                                      ---------
                                                                          7,252

OTHER ASSETS:

  Goodwill (net of accumulated amortization of $5,248)                       --
                                                                      ---------

TOTAL ASSETS                                                              7,252
                                                                      =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
  Accrued Expenses                                                        2,205

STOCKHOLDERS' EQUITY:
  Common stock; $.001 par value, 100,000,000 shares authorized,          20,000
       20,000,000 shares issued and outstanding as of August 15, 2003

  Preferred convertible stock; 10 shares authorized, no shares issued        --
       and outstanding as of August 15, 2003
   Additional Paid-in Capital                                           102,700
   Capital Subscription Receivable                                       (9,500)
  (Deficit) accumulated during the development stage                   (108,153)
                                                                      ---------
              Total Stockholders' Equity                                  5,047
                                                                      ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $   7,252
                                                                      =========

               See Accompanying Summary of Accounting Policies and
                         Notes to Financial Statements

                          WORLDWIDE FILM FUNDING, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                  FOR THE PERIOD FROM JULY 24, 2003 (INCEPTION)
                               TO AUGUST 15, 2003
                       (See Independent Auditors' Report)

REVENUES:

    Income                                                         $         --
                                                                   ------------

GENERAL AND ADMINISTRATIVE EXPENSES:
   Consulting Expense                                                    88,400
   Legal & Accounting Fees                                                6,150
   Rent Expense                                                           2,205
   Loan Fees                                                              6,150
                                                                   ------------

          Total General & Administrative Expenses                       102,905
                                                                   ------------

OTHER EXPENSES:
   Loss on Impairment of Goodwill                                         5,248

   Interest Expense                                                          --
                                                                   ------------

            Total Expenses                                              108,153
                                                                   ------------

NET (LOSS)                                                         $   (108,153)
                                                                   ============

(LOSS) PER SHARE DATA:
  BASIC AND DILUTED                                                $     (0.005)
                                                                   ============

  Weighted average shares outstanding - basic                        20,000,000
                                                                   ============

                          WORLDWIDE FILM FUNDING, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
      FOR THE PERIOD FROM JULY 24, 2003 (INCEPTION) THROUGH AUGUST 15, 2003
                       (See Independent Auditors' Report)

                                                                                    (DEFICIT)
                                                                                   ACCUMULATED
                                                                      CAPITAL       DURING THE
                               COMMON STOCK            PAID IN     SUBSCRIPTION    DEVELOPMENT
                           SHARES        AMOUNT        CAPITAL      RECEIVABLE        STAGE         TOTAL
                         ------------  -----------    ----------   ------------   -------------  -----------
BALANCE AT JULY 24,
2003                     $        --   $        --   $        --   $        --    $        --    $        --

Issuance of common
   stock in exchange
   for consulting
   services, August
   2003                   14,100,000        14,100        72,615            --             --         86,715

Issuance of common
   stock in exchange
   for membership
   interests in Eliptika,
   LLC, August 2003          274,000           274         1,411            --             --          1,685

Issuance of common
   stock in exchange
   for cash, August
   2003                    1,626,000         1,626         8,374            --             --         10,000

Issuance of common
   stock in exchange
   for legal services,
   August 2003             1,000,000         1,000         5,150            --             --          6,150

Issuance of common
   stock in exchange
   for loan, August
   2003                    1,000,000         1,000         5,150            --             --          6,150

Issuance of common
   stock in exchange
   for cash and
   subscription
   receivable
   agreements, August
   2003                    2,000,000         2,000        10,000        (9,500)            --          2,500


Net (loss)                        --            --            --            --       (108,153)      (108,153)
                         -----------   -----------   -----------   -----------    -----------    -----------


BALANCE AT AUGUST 15,
2003                     $20,000,000   $    20,000   $   102,700   $    (9,500)      (108,153)   $     5,047
                         ===========   ===========   ===========   ===========    ===========    ===========

                          WORLDWIDE FILM FUNDING, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                  FOR THE PERIOD FROM JULY 24, 2003 (INCEPTION)
                               TO AUGUST 15, 2003
                       (See Independent Auditors' Report)



CASH FLOWS FROM OPERATING ACTIVITIES:

Net (Loss)                                                            $(108,153)

Adjustments to reconcile net (loss) to
 net cash (used in) operating activities:
   Depreciation and amortization                                          5,248
   (Increase) in security deposits                                       (4,409)
   Increase in accrued expenses                                           2,205
                                                                      ---------

  NET CASH (USED IN) OPERATING ACTIVITIES                              (105,109)
                                                                      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

   Purchase of Goodwill                                                  (5,248)
                                                                      ---------

  NET CASH (USED IN) INVESTING ACTIVITIES                                (5,248)
                                                                      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:

   Increase in additional paid-in capital                               102,700
   (Increase) in capital subscriptions receivable                        (9,500)
   Increase in common stock                                              20,000
                                                                      ---------

  NET CASH PROVIDED BY FINANCING ACTIVITIES                             113,200
                                                                      ---------

NET INCREASE IN CASH                                                      2,843
                                                                      ---------

CASH AT BEGINNING OF PERIOD                                                  --
                                                                      ---------

CASH AT END OF PERIOD                                                 $   2,843
                                                                      ---------

SUPPLEMENTAL DISCLOSURE OF CASH
   FLOW INFORMATION:

       Cash Paid During the Period For:

         Income Taxes                                                 $      --
                                                                      ---------

         Interest                                                     $      --
                                                                      ---------

                          WORLDWIDE FILM FUNDING, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
      FOR THE PERIOD FROM JULY 24, 2003 (INCEPTION) THROUGH AUGUST 15, 2003
                       (See Independent Auditors' Report)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Organization:

         Worldwide Film Funding, Inc. ("the Company") is a development stage enterprise incorporated under the laws of the State of Florida in July 2003. The Company's offices are in Boca Raton, Florida, its only location.

         Worldwide Film Funding, Inc. does not presently conduct business operations.

         Method of Accounting:

         The Company reports the results of its operations using the accrual method of accounting for both financial statement and income tax purposes. Under this method, income is recognized when earned and expenses are deducted when incurred. The accounting policies of the Company are in accordance with generally accepted accounting principles and conform to the standards applicable to development stage companies.

         Income Taxes:

         The Company has no taxable income to date; therefore, no provision for federal or state taxes has been made.

         Computation of Net Loss Per Share:

         In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share. The Company has reflected the provisions of SFAS No. 128 in the accompanying financial statements for the period presented. SFAS 128 replaces the presentation of primary Earnings Per Share ("EPS") with a presentation of basic EPS, which excludes dilution and is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. The Statement also requires the dual presentation of basic and diluted EPS on the face of the statement of operations for all entities with complex capital structures. During the periods presented, the Company did not have a complex capital structure.

         Cash & Cash Equivalents:

         For purposes of financial statement presentation, the Company classifies all unrestricted highly

                          WORLDWIDE FILM FUNDING, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
      FOR THE PERIOD FROM JULY 24, 2003 (INCEPTION) THROUGH AUGUST 15, 2003
                       (See Independent Auditors' Report)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         Cash & Cash Equivalents (continued):

         liquid investments with an original maturity of three months or less to be cash equivalents.

         Use of Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Intangible Assets:

         The Company continually evaluates the carrying value of goodwill and other intangible assets to determine whether there are any impairment losses. If indicators or impairment are present in intangible assets used in operations, and future cash flows are not expected to be sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified.

         In August 2003, management determined that the goodwill reflected on the Company's balance sheet did not represent a viable asset that, in the foreseeable future, would generate sufficient cash flow to recover its carrying amount. An impairment loss was recognized for $5,248, the full amount of the value of goodwill.

         Amortization:

         Amortization of goodwill is determined utilizing the straight-line method based generally on the estimated useful life of the intangible, which is 15 years.

2.       DEVELOPMENT STAGE OPERATIONS:

         The Company was formed on July 24, 2003. On August 7, 2003, the Company entered into a Merger Agreement with Worldwide Film Funding Partners, LLC ("LLC"), a corporation whose sole member had agreements and relationships that were potentially beneficial to the Company. Under this agreement, the Company exchanged one share of its common stock for all membership interests in, and all assets and liabilities of, LLC. The Company emerged as the

                          WORLDWIDE FILM FUNDING, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
      FOR THE PERIOD FROM JULY 24, 2003 (INCEPTION) THROUGH AUGUST 15, 2003
                       (See Independent Auditors' Report)


2.       DEVELOPMENT STAGE OPERATIONS (CONTINUED):

         surviving entity and the existence of LLC ceased. No operational results of LLC are included in the accompanying financial statements.

         The Company recognized $5,200 in goodwill as a result of the merger with LLC (see Note 8).

         There have not been any operations since inception and the Company is in the process of raising capital and financing for its future operations.

3.       SUBSCRIPTIONS:

         In August 2003, the Company issued 1,000,000 shares of common stock each to two investors (a total of 2,000,000 shares), both of whom agreed to provide $6,000 in future lease payments (a total of $12,000) on behalf of the Company. As of August 15, 2003, one of the investors had provided $2,500 in lease payments and $9,500 in subscriptions receivable remained outstanding.

4.       LEASES:

         The Company rents office space in Boca Raton, Florida under a lease that expires on October 31, 2003. The total monthly rent is currently $2,205. At August 15, 2003, the Company's future obligations under the lease totaled $4,400; however, as of that date two shareholders had assumed the obligations for future rent (see Note 3) in the amount of $9,500.

5.       CAPITAL STOCK TRANSACTIONS:

         The original Articles of Incorporation provide authorization for the issuance of 100,000,000 shares of common stock, par value $0.001 per share. The Articles also provide authorization for the issuance of 10 shares of preferred convertible stock, each of which is convertible into 2,000,000 shares of common stock and may be fractionally issued. The preferred stock is issued at the discretion of the President of the Company.

                          WORLDWIDE FILM FUNDING, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
      FOR THE PERIOD FROM JULY 24, 2003 (INCEPTION) THROUGH AUGUST 15, 2003
                       (See Independent Auditors' Report)


6.       ACCRUED EXPENSES:

         Accrued expenses as of August 15, 2003 consist of rent expenses for the month of August 2003 paid on behalf of the Company by a shareholder.

7.       RELATED PARTY TRANSACTIONS:

         As of August 15, 2003, the Company had rent receivable (totaling $9,500) related to shares of common stock issued to two shareholders (see Note 3). During the period ending August 15, 2003, all consulting fees were paid to related parties (shareholders). All legal fees were paid to related parties (shareholders) and all loan fees were paid to related parties (shareholders).

8.       GOODWILL:

         On August 7, 2003, the Company entered into a Merger Agreement with Worldwide Film Funding Partners, LLC ("LLC") (See Note 2). As a result of this agreement, the Company recognized $5,200 in goodwill. This amount represented the difference between total liabilities acquired (a $10,000 note payable to an eventual shareholder of the Company) and total assets ($340 in cash and a security deposit of $4,460).

         In August 2003, management determined that the goodwill reflected on the Company's balance sheet did not represent a viable asset that, in the foreseeable future, would generate sufficient cash flow to recover its carrying amount. An impairment loss for $5,248 (the full balance of the asset) was recognized at August 15, 2003.

9.       GOING CONCERN:

         The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

         As shown in the accompanying financial statements, the Company incurred a net loss of $108,153 during the period from July 24, 2003 (inception) through August 15, 2003. The

                          WORLDWIDE FILM FUNDING, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
      FOR THE PERIOD FROM JULY 24, 2003 (INCEPTION) THROUGH AUGUST 15, 2003
                       (See Independent Auditors' Report)


9.       GOING CONCERN (CONTINUED):

         Company lacks established sources of revenue and is completely reliant on the motion picture film industry. These conditions raise substantial doubt about its ability to continue as a going concern. Management has developed a plan to reduce the typical risks of the film industry by diversifying into a variety of projects, as well as selling the rights to each film prior to beginning production. Additionally, management is actively searching for new investors in the Company. The ability of the Company to continue as a going concern is dependent on the success of this plan. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.